Baytex Energy Trust
Supplemental U.S. GAAP Disclosures
Six months ended June 30, 2010
(all tabular amounts in thousands of Canadian dollars, except per unit amounts)
(unaudited)

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

This information should be read in conjunction with the unaudited interim consolidated financial statements of Baytex Energy Trust (“Baytex” or the “Trust”) as at and for the periods ended June 30, 2010 and 2009.  The consolidated financial statements of the Trust are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which in most respects, conforms to accounting principles generally accepted in the United States (“U.S. GAAP”).  The significant differences between Canadian GAAP and U.S. GAAP are as described below:

Reconciliation of Net Income under Canadian GAAP to U.S. GAAP
siFor six months ended June 30	Note	2010	2009
Net income - Canadian GAAP		$84,981	$18,961
Increase (decrease) under U.S. GAAP:
Depletion, depreciation and accretion	A,B	25,160	42,024
Interest, net	C	29	1,040
General and administrative	L	(600)	-
Unit-based compensation	H	6,446	(27,015)
Income tax (expense)	I	(15,134)	(12,725)
Net income – U.S. GAAP		$100,882	$22,285

Net income per trust unit
Basic		$0.91	$0.22
Diluted		$0.88	$0.22

Weighted average trust units
Basic		110,528	101,826
Diluted		114,359	102,861

Condensed Consolidated Statements of Operations - U.S. GAAP
For six months ended June 30	Note	2010	2009
Revenue
Petroleum and natural gas sales, net of royalties	J	$417,384	$293,229
Gain (loss) on financial derivative contracts		17,161	(3,272)
		434,545	289,957
Expenses
Operating	H,L	82,287	104,040
Transportation and blending		97,956	76,875
General and administrative	H	22,197	19,849
Interest	K	12,563	14,801
Financing charges		1,414	1,813
Foreign exchange loss (gain)		408	(8,321)
Depletion, depreciation and accretion	A,B	108,184	69,559
		325,009	278,616
Income before taxes		109,536	11,341
Income tax expense (recovery)
Current		7,007	4,506
Future	I	1,647	(15,450)
		8,654	(10,944)
Net income		100,882	22,285
Other comprehensive income
Foreign currency translation adjustment		2,459	8,979
Comprehensive income		$103,341	$31,264

Consolidated Statements of Accumulated Deficit
Deficit, beginning of the period		$(2,633,298)	$(1,206,793)
Net income		100,882	22,285
Distributions to unitholders	G	(119,539)	(79,661)
Adjustment for fair value of temporary equity	F	(210,441)	(533,918)
Deficit, end of the period		$(2,862,468)	$(1,798,087)

Condensed Consolidated Balance Sheets - U.S. GAAP As at
		June 30, 2010		December 31, 2009
	Note	As Reported	U.S. GAAP	As Reported	U.S. GAAP
Assets
Current assets	N	$185,742	$185,742	$179,539	$179,539
Future income tax asset	I	150,199	150,199	418	4,756
Financial derivative contracts		2,578	2,578	2,541	2,541
Petroleum and natural gas properties	A,D,L	4,127,829	4,027,023	3,943,850	3,843,644
Accumulated depletion & depreciation	A	(2,411,365)	(3,108,640)	(2,280,098)	(3,002,832)
Petroleum and natural gas properties, net		1,716,464	918,383	1,663,752	840,812
Deferred charges	B	-	3,213	-	3,501
Goodwill		37,755	37,755	37,755	37,755
		$2,092,738	$1,297,870	$1,884,005	$1,068,904

Liabilities and Unitholders’ Equity
Current liabilities	C,E,N	$227,686	$227,716	$486,324	$486,403
Bank loan	E	341,919	341,919	-	-
Long-term debt		150,000	150,000	150,000	150,000
Deferred credit		109,800	109,800	-	-
Asset retirement obligations		57,679	57,679	54,593	54,593
Share-based payment liability	H	-	73,999	-	91,430
Future income tax liability	A,D,I	176,157	8,043	179,673	749
Financial derivative contracts		8,419	8,419	1,418	1,418
		$1,071,660	$977,575	$872,008	$784,593

Temporary equity	F	-	3,184,241	-	2,921,560

Unitholders’ capital	F,G	1,336,356	-	1,295,931	-
Conversion feature of convertible debentures	C	282	-	374	-
Contributed surplus	F,H	21,211	-	20,371	-
Accumulated other comprehensive loss		(1,433)	(1,478)	(3,899)	(3,951)
Deficit		(335,338)	(2,862,468)	(300,780)	(2,633,298)
		1,021,078	(2,863,946)	1,011,997	(2,637,249)
		$2,092,738	$1,297,870	$1,884,005	$1,068,904

Condensed Consolidated Statement of Cash Flows – U.S. GAAP
F For six months ended June 30	2010	2009
Operating activities:
Net income	$100,882	$22,285
Unit-based compensation	(1,600)	30,172
Depletion, depreciation and accretion	107,906	68,702
Amortization of deferred charges	278	857
Unrealized foreign exchange loss (gain)	2,497	(9,424)
Unrealized loss on financial derivative contracts	4,411	48,891
Future income tax expense (recovery)	1,647	(15,450)
Change in non-cash working capital	(9,716)	(25,690)
Asset retirement expenditures	(1,323)	(762)
	$204,982	$119,581

Cash (used in) financing activities	$(10,450)	$(14,534)

Cash (used in) investing activities	$(201,447)	$(103,211)
Impact of foreign exchange on cash balances	$(246)	$128

(A) Full Cost Accounting
Under U.S. GAAP, for determining the limitation of capitalized costs, the carrying value of a cost centre’s oil and gas properties cannot exceed the present value of the after tax future net cash flows from proved reserves, discounted at 10%, using oil and gas prices based upon an average price in the prior 12-month period and unescalated costs, plus (i) the costs of properties that have been excluded from the depletion calculation and (ii) the lower of cost or estimated fair value of unproved properties included in the depletion calculation, less (iii) income tax effects related to differences between the book and tax basis of the properties.  The amount of the impairment expense is recognized as a charge to the results of operations and a reduction in the net carrying amount of a cost centre’s petroleum and natural gas properties.

For Canadian GAAP, the carrying value includes all capitalized costs for each cost centre, including costs associated with asset retirement net of estimated salvage values, unproved properties and major development projects, less accumulated depletion and ceiling test impairments. The U.S. GAAP definition under Regulation S-X is similar to Canadian GAAP, except that under U.S. GAAP the carrying value of assets should be net of deferred income taxes and costs of major development projects are to be considered separately for purposes of the ceiling test calculation.

The costs of unproved properties included in the petroleum and natural gas properties on the balance sheet date   June 30, 2010, which have been excluded from the depletion and ceiling test calculations, by year in which the costs were incurred are summarized in the following table:

	Total	2010	2009	Prior to 2009
Property acquisitions
Canada	$47,052	$7,095	$2,022	$37,935
USA	67,967	6,061	34,065	27,841
	$115,019	$13,156	$36,087	$65,776

The costs of unproved properties are amortized into the depletion base over five years for the Canadian cost centre and three years for the U.S. cost centre.  There were no major development projects that were excluded from the capitalized costs being amortized.

Under Canadian GAAP, depletion is calculated by reference to proved reserves estimated using forecast prices.  Under U.S. GAAP, depletion is calculated by reference to proved reserves estimated using unescalated prices.  The difference in proved reserves and the effect of prior years’ write-downs under U.S. GAAP have resulted in $44.8 million less depletion recorded under U.S. GAAP for the six months ended June 30, 2010 (June 30, 2009 - $42.9 million less depletion).

At June 30, 2010, Baytex’s capitalized costs of petroleum and natural gas properties in the Canadian cost centre did not exceed the full cost ceiling under U.S. GAAP.  The ceiling test in the U.S. cost centre resulted in a charge of    $19.3 million. As a result, the depletion base of unamortized capitalized costs is less for U.S. GAAP purposes. At    December 31, 2009, Baytex’s capitalized costs of petroleum and natural gas properties in the Canadian cost centre did not exceed the full cost ceiling under U.S. GAAP.  The ceiling test in the U.S. cost centre resulted in a charge of $6.3 million.

(B)  Deferred Charges

Under Canadian GAAP, the Trust elected to expense all financial instrument transaction costs immediately.  Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability.  Under U.S. GAAP, transaction costs continue to be deferred and amortized over the expected term of the related financial asset or liability.  Under U.S. GAAP, there is an asset of $3.2 million on the balance sheet as at June 30, 2010 (December 31, 2009 - $3.5 million).  Additional amortization expense of $0.3 million has been recognized in net income ($0.8 million for the six months ended June 30, 2009) under U.S. GAAP.

(C)  Convertible Debentures

Under Canadian GAAP, the Trust’s convertible debentures are classified as debt with a portion, representing the value associated with the conversion feature, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense representing the effective yield of the debt component is recorded in the consolidated statements of income with a corresponding credit to the convertible debenture liability balance to accrete the balance to the principal due on maturity.

Under U.S. GAAP, the convertible debentures in their entirety are classified as debt.  The non-cash interest expense recorded under Canadian GAAP would not be recorded under U.S. GAAP.  As a result $0.3 million has been reclassified to liabilities from equity as at June 30, 2010 (December 31, 2009 - $0.4 million) and $0.1 million of non-cash interest expense has been reversed ($0.1 million for the six months ended June 30, 2009).

(D)  Step Acquisition on Exchange of Exchangeable shares

Under Canadian GAAP, when the exchangeable shares are exchanged for trust units, the transaction is treated as a step acquisition whereby petroleum and natural gas properties are increased by the tax effected difference between the fair value of the exchangeable shares and their carrying value.  The offset is credited to future tax liability and trust units.  Under U.S. GAAP the exchangeable shares are considered to be a component of temporary equity and therefore no business combination is considered to have occurred. The cumulative effect of the reversal of the step acquisition is a reduction in petroleum and natural gas properties of $66.1 million (December 31, 2009 - $70.4 million) and a decrease in future tax liability of $18.8 million (December 31, 2009 - $20.8 million).

(E) Bank Loan and Credit Facilities

The weighted average interest rate on short-term borrowings for the six months ended June 30, 2010 was 4.96% (5.27% for the six months ended June 30, 2009).

(F) Temporary Equity

The trust units contain a redemption feature which is required for the Trust to retain its mutual fund trust status for Canadian income tax purposes.  The redemption feature of the trust units entitles the holder to redeem the trust units.  However, the restrictions on redemption are not substantive enough for the trust units to be accounted for as a component of permanent unitholders’ equity under U.S. GAAP, in accordance with ASC 480 “Distinguishing Liabilities from Equity” (formerly, Emerging Issues Task Force D-98 “Classification and Measurement of Redeemable Securities”), the trust units must be presented as temporary equity and recorded on the consolidated balance sheet at their redemption value.

In applying ASC 480, the Trust has recorded temporary equity in the amount of $3,184.2 million as at June 30, 2010 (December 31, 2009 - $2,921.6 million), which represents the estimated redemption value of the trust units at the balance sheet date.  The difference between the Trust’s temporary equity under U.S. GAAP and unitholders’ capital under Canadian GAAP is applied to accumulated deficit.  The adjustments to accumulated deficit are a debit of $210.5 million for June 30, 2010 (December 31, 2009 - debit of $1,302.4 million).

(G)	Unitholders’ Capital

Distributions declared for the six months ended June 30, 2010 were $1.08 per unit ($0.78 per unit for the six months ended June 30, 2009).  The number of trust units outstanding as at June 30, 2010 was 111,259,311 (December 31, 2009 - 109,298,911).  Under U.S. GAAP, the number of trust units issued and outstanding is required to be disclosed on the face of the balance sheet.

There were no costs relating to the issuance of trust units netted against unitholders’ capital for the six months ended June 30, 2010 ($5.3 million for the six months ended June 30, 2009).

(H) Unit-Based Compensation

The Trust has a Trust Unit Rights Incentive Plan (the “Plan”) established in 2003.  As the exercise price of the unit rights granted under the Plan may be subject to downward revisions from time to time, the Plan is a variable compensation plan under U.S. GAAP. Under ASC 718 “Compensation – Stock Compensation” (formerly, SFAS No. 123R “Share-Based Payments”), the Trust must account for compensation expense based on the fair value of rights granted under the Plan, and unlike Canadian GAAP, must allocate the compensation expense between grants issued to operations and general and administrative staff, respectively.  The fair value of the unit rights has been determined using a binomial-lattice model.  Under ASC 718, the Plan is classified as a liability and the unit rights are fair valued at each reporting date.  Compensation expense for the Plan is recognized in income until settlement date based on the reporting date fair value and the portion of the vesting period that has transpired. The accounting for compensation expense for the Plan results in a difference between Canadian GAAP and U.S. GAAP, as the Trust classifies the unit rights plan as equity awards and uses the grant date fair value method to account for its unit compensation expense under Canadian GAAP. Under U.S. GAAP, compensation expense was decreased by $6.4 million for the six months ended June 30, 2010 (increased by $27.0 million for the six months ended June 30, 2009) resulting in a recovery of $1.6 million for the six months ended June 30, 2010 (compensation expense of $30.2 million for the six months ended June 30, 2009) related to the unit rights granted under the Plan.  The allocation between operating and general and administrative expenses under U.S. GAAP for the six months ended June 30, 2010 was $2.8 million recovery and $1.2 million expense, respectively (expenses of $4.4 million and $25.7 million, respectively, for the six months ended June 30, 2009.)

The Trust used the binomial-lattice model to calculate the estimated weighted average grant date fair value for unit rights issued during the six months ended June 30, 2010 of $8.21 per unit right ($1.93 per unit right for the six months ended June 30, 2009).  The following assumptions were used to arrive at the estimate of fair values:

For six months ended June 30	2010	2009
Expected annual exercise price reduction (on rights with declining exercise price)	$2.16	$1.44-$2.16
Expected volatility	43% - 44%	39% - 43%
Risk-free interest rate	2.42% - 2.92%	1.78% - 2.60%
Forfeiture rate	10%	10%
Expected life of right (years)(1)	Various	Various

(1)The binomial-lattice model calculates the fair values based on an optimal strategy, resulting in various expected life of unit rights.  The maximum term is limited to five years by the Plan.

The following table is a summary of the status of the unvested unit rights as of June 30, 2010 and December 31, 2009 and changes during the periods then ended:
	Number of unvested rights	Weighted average grant date fair value
Unvested, December 31, 2008	4,669	$3.03
Granted	1,844	$6.38
Vested	(2,227)	$3.38
Forfeited	(114)	$3.00
Unvested, December 31, 2009	4,172	$4.32
Granted	132	$8.21
Vested	(324)	$3.57
Forfeited	(170)	$3.66
Unvested, June 30, 2010	3,810	$4.00

As of June 30, 2010, there was $25.1 million of total unrecognized compensation cost related to unvested unit rights, which is expected to be recognized over a weighted average period of 1.0 years.  The total fair value of unit rights vested during the six months ended June 30, 2010 was $4.9 million ($20.5 million for the six months ended June 30, 2009).

The intrinsic value of a unit right is the amount by which the current market value of the underlying trust unit exceeds the exercise price of the unit right.

The following tables summarize information related to unit rights activity during the six months ended June 30, 2010 and year ended December 31, 2009:
	Number of rights	Weighted average exercise price (1)	Weighted average remaining contract life (years)	Aggregate intrinsic value
Outstanding, December 31, 2009	8,120	$16.68	3.1	$105,720
Granted	132	$30.86	4.7	12
Exercised	(1,088)	$10.71	1.3	23,390
Forfeited	(170)	$20.73	3.4	1,789
Outstanding, June 30, 2010	6,994	$16.76	2.8	$105,239
Exercisable, June 30, 2010	3,184	$13.30	1.8	$58,921
Expected to vest	3,429	$19.65	3.7	$41,686

	Number of rights	Weighted average exercise price (1)	Weighted average remaining contract life (years)	Aggregate intrinsic value
Outstanding, December 31, 2008	8,449	$14.58	3.3	$16,277
Granted	1,844	$24.87	4.7	-
Exercised	(2,059)	$9.97	1.5	29,468
Forfeited	(114)	$16.43	3.2	508
Outstanding, December 31, 2009	8,120	$16.68	3.1	$105,720
Exercisable, December 31, 2009	3,948	$13.22	2.1	$65,078
Expected to vest	3,755	$19.96	4.0	$36,578

 (1) Exercise price reflects the grant price less the reduction in exercise price as discussed above. During 2009, the Trust modified the terms of certain unit rights to re-set the exercise price to the greater of the original grant price and the closing price of the trust units on trading day prior to the date of grant.  This modification resulted in an increase of the weighted average exercise price per unit right from $16.49 to $16.68.

(I)  Income Taxes

Under U.S. GAAP, enacted tax rates are used to calculate current and future taxes, whereas Canadian GAAP uses substantively enacted tax rates. The future income tax adjustments included in the Reconciliation of Net Income under Canadian GAAP to U.S. GAAP and the Condensed Consolidated Balance Sheets - U.S. GAAP include the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted.

The unrecognized tax benefits of the Trust are disclosed below:

Unrecognized tax benefits, December 31, 2008	$3,600
Gross decrease for tax positions taken during a prior period	61
Gross decrease for tax positions taken during the current period	-
Gross increase for tax positions taken during the current period	(566)
Reductions due to lapse of applicable statute of limitations	(175)
Unrecognized tax benefits, December 31, 2009	$2,920
Gross increase for tax positions taken during a prior period	7
Gross decrease for tax positions taken during a prior period	(47)
Gross increase for tax positions taken during the current period	33,961
Reductions due to lapse of applicable statute of limitations	(150)
Unrecognized tax benefits, June 30, 2010	$36,691

All of the Trust’s unrecognized tax benefits at June 30, 2010, if recognized, would affect the Trust’s effective income tax rate.  The Trust does not anticipate further adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its consolidated financial statements.

The Trust recognizes interest and penalties related to uncertain tax positions as a component of interest expense.  Interest expense for the six months ended June 30, 2010 did not include any interest and penalties related to taxation amounts ($0.3 million for six months ended June 30, 2009).  There were no accruals of interest and penalties as at June 30, 2010 on the balance sheet (December 31, 2009 - $nil).

Baytex and its subsidiaries are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax, or the relevant income tax in other international jurisdictions.  Baytex may be subject to a reassessment of federal and provincial income taxes by Canadian tax authorities for a period of four years from the date of mailing of the original notice of assessment in respect of any particular taxation year.  For Canadian federal and provincial income tax matters, the open taxation years range from 2003 to 2009.   The U.S. federal statute of limitations for assessment of income tax is generally closed for the taxation years through 2004.   In certain circumstances, the U.S. federal statute of limitations can reach beyond the standard three year period.  U.S. state statutes of limitations for income tax assessment vary from state to state.   The tax authorities have not audited any of the income tax returns of Baytex or its subsidiaries for the open taxation years noted above.

(J)	Petroleum and Natural Gas Revenues

Under U.S. GAAP, petroleum and natural gas revenues are required to be presented net of royalties, excise and sales taxes to governments and other mineral interest owners.

(K)	Interest

Under U.S. GAAP, interest income should be disclosed separately from interest expense on the face of the income statement.  For the six months ended June 30, 2010, interest income netted against the interest expense was $nil ($0.1 million for the six months ended June 30, 2009).

(L)  Business Combinations

On May 26, 2010, Baytex completed an acquisition of a private company for a total consideration of $40.9 million funded with debt.  Under U.S. GAAP, the cost associated with the acquisition of $0.6 million has been expensed as incurred.

(M)  Consolidated Statement of Cash Flows

Under U.S. GAAP, separate subtotals within cash flow from operating activities are not presented.

(N)  Additional Disclosures

1.	The components of accounts receivable are as follows:

As at	June 30, 2010	December 31, 2009
Petroleum and natural gas sales and accrual	$123,697	$107,657
Joint venture	24,723	28,581
Prepaid, deposits and other	5,227	3,252
Less: allowance for doubtful accounts	(2,022)	(2,336)
	$151,625	$137,154

2.     The components of inventory are as follows:

As at	June 30, 2010	December 31, 2009
Petroleum and condensates	$422	$1,217
Other	151	167
	$573	$1,384

3.      The components of accounts payable and accrued liabilities are as follows:

As at	June 30, 2010	December 31, 2009
Trade payables	$84,899	$81,387
Joint venture	11,094	23,564
Petroleum and natural gas accrued liabilities	86,542	63,500
Other	8,312	12,042
	$190,847	$180,493

 (O) Commitments and Contingencies

For the six months ended June 30, 2010, the Trust recorded an expense for operating leases of $1.9 million          ($1.5 million for the six months ended June 30, 2009).  The operating leases have expiration dates ranging from June 2010 to April 2020.

(P)  Supplemental Information

Change in Non-Cash Working Capital Items

For the six months ended June 30	2010	2009
Operating activities
Accounts receivable	$(10,800)	$(31,697)
Crude oil inventory	811	(857)
Accounts payable and accrued liabilities	94	6,698
Foreign exchange on working capital	179	166
	(9,716)	(25,690)
Investing activities
Accounts receivable	(2,056)	-
Accounts payable and accrued liabilities	8,717	(22,937)
	6,661	(22,937)
	$(3,055)	$(48,627)

(Q)  Recent Developments in U.S. Accounting

In January 2009, the Financial Accounting Standards Board (the “FASB”) issued ASC 805 “Business Combinations” (formerly, SFAS No. 141(R), “Business Combinations”, which replaced SFAS No. 141), which requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition.  In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination.  The adoption of this standard did not have a material impact on the consolidated financial statements of the Trust.

In January 2009, the FASB issued ASC 810 “Consolidation” (formerly, SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”, an amendment of ARB No. 51), which requires a non-controlling interest in a subsidiary to be classified as a separate component of equity.  The standard also changes the way the U.S. GAAP Consolidated Statement of Earnings is presented by requiring net earnings to include the amounts attributable to both the parent and the non-controlling interest and to disclose these respective amounts.  The adoption of this standard did not have a material impact on the consolidated financial statements of the Trust.